EXHIBIT 99 (a)

NEWS FROM:

C R O W N A M E R I C A N R E A L T Y T R U S T

CONTACT: Media: Christine Menna 814-536-9520 or Cmenna@crownamerican.com

Investors: Terry L. Stevens 814-536-9538 or Tstevens@crownamerican.com

Web Site: www.crownamerican.com

IMMEDIATE RELEASE: Monday, April 23, 2001

CROWN AMERICAN REALTY TRUST REPORTS

FIRST QUARTER FFO PER SHARE UP 13 PERCENT FROM 2000;

BOARD INCREASES COMMON DIVIDEND BY 1.2%

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MALL SHOP SALES UP 4.5% IN FIRST QUARTER;

H&M STORE TO OPEN IN PHILLIPSBURG MALL IN LATE 2001

Johnstown, Pa. - Crown American Realty Trust (NYSE:CWN), a real estate investment trust, today announced financial results and operating information for the quarter ended March 31, 2001. The Board of Trustees also declared regular quarterly dividends on its common and senior preferred shares. The regular quarterly dividend on common shares was increased from $0.2075 to $0.2100 per quarter, which is the Company's third consecutive annual increase.

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"The first quarter of 2001 showed a continuation of the growth that we have effected as a transformed company over the last several years," stated Company Chairman, CEO and President, Mark E. Pasquerilla. "While FFO per common share of $0.34 in the first quarter was up 13 percent from $0.30 per share in the first quarter of 2000, there were several non-recurring items that contributed to the strong growth. First quarter 2001 included $0.8 million ($0.02 per share) of one-time lease buyout income from several tenants who bought out leases, and the first quarter of 2000 was negatively impacted by $0.4 million ($0.01 per share) of restructuring costs. There was one land sale in the first quarter of 2001, while the first quarter of 2000 had no land sales. Same center NOI was up a more modest 2.5%, but this was largely due to a lower estimated cost recovery ratio for 2001, which reflects possible future tenant closings. If the cost recovery rate were the same as last year, same center NOI would have grown by 3.3%. The number of properties was the same in both years, with the exception of the Greater Lewistown Shopping Plaza, which was sold in the second quarter of 2000.

"Operating trends continue to show progress. Mall shop occupancy ended the quarter at 85%, up from 84% a year ago, but down from 86% at year-end 2000. Average mall shop base rent per square foot increased for the 30th consecutive quarter to $19.57 per square foot, up 4% from one year ago. Leasing results for the quarter continued to be good with 178,000 square feet of new and renewal mall shop leases signed at rates that will produce $4.2 million in annual base rental income, down slightly from $4.5 million in the comparable period of last year. Base rents on new leases averaged $31.58 per foot compared to $18.55 per foot for tenants that closed, an uplift of 70%. The net effective rent on new leases signed in the first quarter of 2001 was $29.42 per foot versus $17.49 per foot a year ago. Comparable mall shop sales for the first quarter of 2001 were $55.48 per square foot, a 4.5% increase over the first quarter of last year. Our mall shop tenants' occupancy cost percentage at March 31, 2001 was 9.9%, slightly lower than 10.0% at March 31, 2000; this is well below other mall companies and a positive sign that our malls are affordable for tenants."

Mr. Pasquerilla continued, "As we look ahead to balance of 2001, we remain somewhat cautious and conservative about the near term retail environment as we reported the last several quarters. However, decreasing interest rates and the potential for a tax-cut plan may help the consumer later in 2001. Management is planning the business in a conservative manner. At the lower end of our 2001 projections, year-end mall shop occupancy would fall below the 86% level we achieved last year-end. This would be caused primarily by closings of Bugle Boy and Paul Harris, who are liquidating in bankruptcy, and the possibility that these spaces might not be able to be released this year. This possible drop in occupancy has been factored into our 2001 FFO estimates. Seasonal leasing of any of these vacant spaces should partly mitigate the earnings impact from this possible drop in occupancy. On the other hand, it is still possible that occupancy could hit our 87% target by year-end, but this is not how we are planning the business. Our leasing department remains focused on this goal.

"Analysts may be tempted to raise their full year FFO estimates after this strong first Quarter. However, everyone needs to recognize that the climate we are operating under in 2001 is clearly not as robust as the prior two years. At the lower end of our projections, FFO in the remaining Quarters of 2001 may be flat or slightly behind 2000's corresponding quarterly FFO results. Given our conservative posture, we continue to expect that FFO for 2001 may range from $1.33- $1.37 per share. This guidance reflects our conservative assumptions; if conditions improve, we may be able to report more pleasant news later in the year. However, we must be realistic about the challenges that the Company may face in 2001.

"Despite our conservative planning, management remains bullish about the long-term prospects for the retail industry. After the consolidation and rationalization of the specialty retail industry in the late 1990's, our specialty retail tenant line-up today is in a much stronger competitive position - better managed and better capitalized. Management feels the Company is well positioned to meet whatever retail climate it may face, and is planning conservatively."

Mr. Pasquerilla concluded, "Management remains positive on the long term prospects of the Company: our internal capital spending needs are dropping; our financial flexibility is improved with our line of credit now extended to late 2004; despite the current retail weakness in some areas, there is a potential for internal operating growth. We will manage the Company in a conservative posture that will not overextend the Company's resources, and we will proactively anticipate and respond to challenges and opportunities. Accordingly, even using our most conservative assumptions for 2001 results, and given the current weak mall transaction market, management continues to believe that there is a significant disconnect between current market values for the Company's common shares and its improved operating performance and long-term prospects."

Dividend Information

For the quarter ended March 31, 2001, the Board of Trustees declared regular quarterly dividends of $0.2100 per common share and $1.375 per senior preferred share. Both dividends are payable June 15, 2001 to shareholders of record on June 4, 2001. The regular quarterly dividend on common shares was increased from $0.2075 to $0.2100 per quarter. This marks the third consecutive year that the common dividend has increased.

Financial Information

For the quarter ended March 31, 2001, the Company reported that total Funds from Operations ("FFO") before allocations to minority interest and to preferred dividends was $15.6 million, up from $14.4 million in the same quarter of 2000. FFO including land sales allocable to common shares (after minority interest and preferred dividends) was $8.9 million, or $0.34 per share, compared to $7.9 million, or $0.30 per share, in the same quarter of 2000. The net increase in total FFO during the first quarter compared to the corresponding quarter of 2000 was largely comprised of the following:

    $0.9 million increase in mall shop and anchor base rents reflecting higher occupancy and higher average rents;
    $0.8 million in one-time lease buyout income;
    $0.3 million in higher net utility income and miscellaneous mall revenues;
    $0.4 million in restructuring costs in the first quarter last year;
    $0.2 million in gain on outparcel land sales

These positive variances were partially offset by:
    $0.7 million in higher property operating costs, net of recoveries; and
    $0.2 million in higher interest expense

Total revenues for the first quarter of 2001 were $44.0 million compared to $41.4 million in the first quarter of 2000, an increase of $2.6 million, or 6.3%. Depreciation and amortization expense was higher this quarter by $0.9 million. Income before minority interest and preferred dividends was $1.7 million for the first quarter, up from $0.7 million last year. As reported in prior quarters, the minority partner's account on the balance sheet was reduced below zero in 2000; accordingly the minority partner's share of income less distributions paid, which was negative in this quarter, has been charged in full to the Company through the minority interest account on the income statement. As a result, net income after minority interest for the first quarter of 2001 was $0.4 million compared to $1.5 million last year. After deducting preferred dividends, there was a net loss applicable to common shares of $3.0 million, or $0.12 per share, in the first quarter of 2001, versus a net loss of $2.0 million, or $0.07 per share, in the comparable period of 2000.

Operating Information

  During the first quarter of 2001, leases for 178,000 square feet of mall shops were signed at rates that will produce $4.2 million in annual base rental income, compared to 225,000 square feet for $4.5 million during the same period in 2000. The first quarter included 63 new leases for 82,000 square feet at an average base rent of $31.58 per square foot and 39 renewal leases for 96,000 square feet at $17.13 per square foot. The $31.58 average base rental rate on new leases in the quarter was 61% higher than the portfolio average base rent as of March 31, 2001 and 70 percent higher than the average base rent on the 133,000 square feet of space that closed in the quarter.
  The average mall shop base rent of the portfolio at March 31, 2001 was $19.57 per square foot. This is a 4.0% increase from $18.82 per square foot at March 31, 2000, and the 30th consecutive quarter that average base rent has increased.
  The net effective rent (annual gross rent less the annual amortization of tenant allowances and leasing costs) for new leases signed in the first quarter was $29.42 per square foot as compared to $17.49 per square foot for the same period in 2000, due primarily to 26 cellular telephone kiosks that replaced a prior bankrupt tenant.
  Mall shop occupancy was 85% at March 31, 2001, up from 84% reported at March 31, 2000.
  Comparable mall shop sales for the first quarter of 2001 were $55.48 per square foot, a 4.5% increase over the $53.07 per square foot reported for the first quarter of 2000.
  Occupancy costs (base rent, percentage rent and expense recoveries as a percentage of mall shop sales) at all properties were 9.9% at March 31, 2001, down from 10.0% at March 31, 2000.
  Seasonal and temporary leasing income for the first quarter of 2001 amounted to $2.1 million, which was equal to the $2.1 million for the same period in 2000.
  The U.S. affiliate of the Swedish retailer H & M (OM: HM B) has signed a lease to open a store in Phillipsburg Mall (Phillipsburg, NJ). The 25,500 square foot H & M store is expected to open this Fall.

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This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations, which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. Risk and other factors that might cause differences, some of which could be material, include, but are not limited to, economic and credit market conditions, the ability to refinance maturing indebtedness, the impact of competition, consumer buying trends, financing and development risks, construction and lease-up delays, cost overruns, the level and volatility of interest rates, the rate of revenue increases versus expense increases and financial stability of tenants within the retail industry, as well as other risks listed from time to time in the Company's reports filed with the Securities and Exchange Commission or otherwise publicly disseminated by the Company.

Crown American Realty Trust through various affiliates and subsidiaries owns, acquires, operates and develops regional shopping malls in Pennsylvania, Maryland, West Virginia, Virginia, New Jersey, North Carolina, Tennessee and Georgia. The current portfolio includes 27 enclosed regional malls and one shopping center aggregating 16 million square feet of gross leasable area.

A copy of the Company's Supplemental Financial and Operational Information Package follows for Crown American Realty Trust for the three months ended March 31, 2001.